FOR IMMEDIATE RELEASE

WHITMAN'S CANDIES WITHDRAWS TENDER OFFER FOR ROCKY MOUNTAIN CHOCOLATE FACTORY; CITES EXCESSIVE MANAGEMENT SEVERANCE PACKAGES AND DISMAL FOURTH QUARTER RESULTS AS PRIMARY REASONS FOR WITHDRAWAL

         KANSAS CITY, MO. (June 7, 1999) -- Whitman's Candies, Inc. today announced that it has terminated and withdrawn its $5.75 cash tender offer for any and all common stock of Rocky Mountain Chocolate Factory, Inc. (NASDAQ: RMCF). Whitman's cited the excessive management severance packages granted by the Rocky Mountain board to its senior management and Rocky Mountain's unexpectedly poor operating results in its 1999 fiscal year fourth quarter as the reasons for Whitman's decision.

         "The defensive actions were really unfortunate because we believe we offered a fair price, even a generous price, for the Rocky Mountain stock," said Thomas S. Ward, Co- President of Whitman's. "It was a 73% premium over the 30-day average closing price at the time of the offer and, based on their June 1 annual report, was 36 times their most current year's earnings, which were their highest earnings per share in the past three years. The June 1 report also shows that they lost $770,000, or $.29 per share, in the fourth quarter of last year."

         In response to the Whitman's offer, the Rocky Mountain board entered into golden parachute severance agreements with five members of senior management and adopted a shareholders rights plan. Whitman's announced on May 27 that its board was considering whether to withdraw the offer or lower the offer price to reflect the increased costs associated with the defensive actions -- particularly the golden parachutes, which the Whitman's board said were excessive given the financial performance of the Company.

         In announcing the withdrawal of the offer, Ward said the cost of challenging the defensive actions through litigation or a proxy contest was not cost-effective given the size of the transaction. He cited the golden parachutes as the primary obstacle to completion of the offer.

         "We probably could have worked around the poison pill (shareholder rights plan), but the golden parachutes would have cost us an additional $2 million. If we had reduced the offer price to reflect the severance liability, we would have been shifting that money from the shareholders to senior management. We didn't want to do that."

         Ward said he has developed an admiration for the Rocky Mountain retail concept, particularly after meeting many of the franchisees. "The franchisee system is a good one," he said. "We think we could have enhanced the retail offerings, expanded the number of stores and brought a new level of profitability to the franchisees and the Company.


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         "Rocky  Mountain's  management  is trying to put a  positive  spin on a pretty unimpressive track record," said Ward. "They appear to be betting on dramatically increased sales in alternate distribution channels outside their franchise retail stores. We think the future of the Company lies in expanding the retail concept," said Ward.

         Ward said that recent press releases by the Company indicate that the Rocky Mountain board may be trying to sell the Company in an auction process, although he was unaware of the details of the auction or its timing. Because Whitman's continues to see potential in the Company, Ward said Whitman's might continue its attempts to acquire the Company through the auction, although he said he would not speculate on what the offer price would be in such a process. Ward said, however, that any deal between Whitman's and Rocky Mountain would have to be without the excessive management severance agreements and the shareholders rights plan.

         Whitman's offer would have expired on June 16, 1999. Ward said he had directed Whitman's depositary, The Harris Trust Company of New York, to return to the tendering shareholders all shares that were tendered pursuant to the offer.

Contact:          Richard S. Masinton
                  Whitman's Candies, Inc.
                  1000 Walnut, Suite 900
                  Kansas City, Missouri 64106
                  (816) 842-9240: phone
                  (816) 842-0156: fax
                  dick.masinton@rstover.com

                  David R.Casper
                  Nesbitt Burns Securities Inc.
                  111 West Monroe St.
                  20th Floor East
                  Chicago, Illinois 60603
                  (312) 461-3292: phone
                  (312) 461-6327: fax
                  david.casper@nesbittburns.com



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